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                                   EXHIBIT 1

                     TRANSATLANTIC PETROLEUM CORP.     NEWS


BENIN ARBITRATION AWARD VACATED; WINFIELD RANCH UPDATE.

FOR IMMEDIATE RELEASE

CALGARY, ALBERTA (MARCH 20, 2001) - TransAtlantic Petroleum Corp. (TSE:TNP.U) is pleased to announce that the arbitration award against the Company for in excess of $1.8 million has been vacated by the U.S. Federal District Court in Houston. The arbitration award arose following the Company's unsuccessful offshore Benin exploration project 4 years ago. In September 2000, the arbitrator entered an arbitration award against certain of the Company's subsidiaries and then assessed the entire award of $1.8 million against the Company. The claimants then sought to enforce the award in U.S. Federal District Court in Houston. The Court ruled that TransAtlantic was not subject to arbitration and therefore vacated the arbitrator's award as against the
Company.   The Court has yet to rule on the arbitration award against the
Company's subsidiaries.

In March 1999, the working interest owners in the Winfield Ranch 17No. 1E well together with the operator, Baytech, Inc., filed a lawsuit against Weatherford in state court in Pecos County, Texas. The lawsuit against Weatherford seeks compensatory damages, exemplary damages and attorney fees as a consequence of pipe failures of pipe supplied by Weatherford. On March 7 and 8, the working interest owners and their attorneys met with representatives from Weatherford, their insurance carrier and their respective attorneys in an attempt to reach a settlement of the lawsuit. A settlement was not reached. Trial of the lawsuit is set for September 4, 2001.

In an effort to mitigate damages, Weatherford took over operations of the Winfield Ranch 17 1E well and is attempting to sidetrack the well into the Ellenburger formation, at its sole risk and expense. While drilling ahead at a depth of 24,407 ft., part of the downhole motor assembly twisted off from the drill pipe. Fishing operations commenced. As of the 18th of March,
Weatherford was continuing its attempts to retrieve the fish.   The Company,
through its wholly


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owned subsidiary, TransAtlantic Petroleum (USA) Corp. has an 11.91% before payout working interest (12.57% after payout working interest) in the Winfield Ranch 17 1E well.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

CONTACTS:
BARRY D. LASKER - (713) 626-9373
SCOTT LARSEN    - (713) 626-9373
INTERNET: http://www.tapcor.com

TransAtlantic's common shares will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release includes projections and other "forward-looking" statements. All statements other than statements of historical facts included in this press release are forward-looking statements. The statements involve risks that could significantly impact TransAtlantic Petroleum Corp. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that these projections will be achieved and actual results could differ materially from those projected. Important factors that could cause actual results to differ from the Company's expectations include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability and costs of drilling and other well services, fluctuations in oil and gas prices, government regulation and foreign political risks, as well as other risks.


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